United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2013

The Fiscal Council of Vale SA (“Vale”) in carrying out its legal and statutory duties, having examined the Proposal of the Board for the destination of earnings for the year ended 31 December, 2013, is of the opinion that the mentioned information that should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 26th, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013.

The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2013 and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 26th, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: March 10, 2014		Director of Investor Relations